The Ryland Group, Inc.

24025 Park Sorrento

Suite 400

Calabasas, CA 91302

818-223-7510 Tel

818-223-7640 Fax

www.ryland.com

June 30, 2009

Terence O’Brien, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:          The Ryland Group, Inc. - File No. 1-8029

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 25, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Definitive Proxy Statement on Schedule 14A

Filed March 17, 2009

Dear Mr. O’Brien:

On behalf of The Ryland Group, Inc. (the “Company”), I am writing in response to your letter dated May 29, 2009, which sets forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company.  For your convenience, the full text of the Staff’s comment is reproduced below in italics together with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1.  Business, page 4

1.              In future filings please provide the financial information required under Item 101(d) of Regulation S-K.

Response:

All of the Company’s business is conducted in the United States.  The Company will clarify that all revenues and long-lived assets have been located in the Company’s country of domicile for the last three years.

2.              In future filings, please provide the financial information relating to your business segments for each of the last three fiscal years, as required under Item 101(b) of Regulation S-K.

Response:

The Company will cross reference its discussion in Part 1, Item 1 “Business,” to the information presented in the segment footnote in the consolidated financial statements and related footnotes per Item 101(b) of Regulation S-K, in future filings.

3.              We note your statement in the fifth paragraph that you have access to a lower cost of capital due to the strength of your balance sheet and banking and capital markets relationships.  In future filings, please supplement this statement with a discussion of how such access has been affected or limited by the recent economic decline.

Response:

The Company will add a discussion of how the recent economic decline has affected its access to capital in future filings.

4.              In future filings, please disclose the dollar amount of backlog orders you believe to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion not reasonably expected to be filled within the current fiscal year and consistent with your disclosure on pages 20-21.  See Item 101(c)(1)(viii) of Regulation S-K.

Response:

It is difficult to predict which sales will ultimately close due to the inherently high number of factors which may impact a home buyer’s desire or ability to close. These factors include their ability to convert contingencies such as sale of previously owned homes, change in job status, perceptions of local market direction, interest rates, and personal events.  Current trends in cancellation rates appear to be the best indication of backlog quality.  Cancellation rates for all periods presented are disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Report on Form 10-K for the year ended December 31, 2008. The Company will break out the current fiscal year component of backlog in future filings and will continue to include a discussion of or reference to historical cancellation rates as an indication of the portion of the backlog not expected to be filled.

Selected Financial Data, page 14

5.              We note your presentation of Adjusted EBITDA on pages 14-15 and 17.  It is unclear from your disclosures whether you are presenting this non-GAAP measure as a material component of one of your debt covenants, a liquidity measure and/or a performance measure.  Please revise your disclosures to clarify the purpose of your presentation.  Depending on your purpose, please address the following:

•                  For a material component of your debt covenant, please ensure the reconciliation presented is in accordance with the debt agreement and state as such in your disclosure.  In this regard, we note that you have included a reconciliation from earnings (loss) before taxes and net cash provided by (used for) operating activities.  Refer to Question

10 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

•                  For a material component of your debt covenant, please also disclose the financial covenant for which Adjusted EBITDA is used in.

•                  For a liquidity measure, please disclose the three major categories of the statement of cash flows with more prominence than Adjusted EBITDA.  Refer to Question 12 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

•                  For both liquidity and performance measures, please disclose the reasons why management uses these measures for the respective purpose and why management believes the presentation of the non-GAAP measure provides investors with useful information.  Refer to Items 10(e)(1)(i)(c) and (D) of Regulation S-K.

•                  For a performance measure, please provide the disclosures requested in Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

•                  For a performance measure, please reconcile Adjusted EBITDA to net income rather than earnings (loss) before taxes.  Refer to Question 15 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Response:

Within footnote 1 to the tabular presentation of “Selected Financial Data” on page 14 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, Adjusted EBITDA is identified as a supplemental liquidity measure which is subordinate to and “not an alternative to cash flow from operating activities.” In future filings, the Company will remove Adjusted EBITDA from selected financial information.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 16

6.              We note that you have presented certain non-GAAP measures (e.g., housing gross profit margins, excluding inventory and joint venture valuation adjustments and write-offs and SG&A expenses as a percentage of revenue excluding severance, relocation, model abandonment costs, and goodwill impairment) as part of your discussion and analysis of your results of operations.  As the items that have been excluded from the GAAP measure have occurred in more than one reporting period, it is unclear how you determined the presentation of these measures is consistent with the guidance in Item 10(e)(1)(ii) of Regulation S-K.  Please advise or remove the presentation of the non-GAAP measures in future filings.

Response:

The Company included the gross profit margin and SG&A non-GAAP measures in order to highlight known trends or material amounts that might otherwise cause the financial information presented to not be indicative of future operations in accordance with Item 303(3)(ii) of Regulation S-K.  This information was disclosed on a consistent basis of calculation for all three years presented. The GAAP measures for these same items were presented first with explanation for their change.  Further, the Company disclosed that it does not expect that the magnitude of these excluded items will be similar in future periods.  If it is the Staff’s opinion that the information does not serve the intended purpose, the Company will remove the measures in future presentations.

Financial Condition and Liquidity, page 27

7.              We note that your revolving credit facilities and other debt securities require you to comply with certain covenants.  We further note your presentation of Adjusted EBITDA and Adjusted EBITDA/interest incurred ratio on page 14 that may be presented as material debt financial covenants.  To the extent that you are required to comply with financial covenants and to the extent that you are presenting Adjusted EBITDA as a material component of a financial covenant, please provide a description of each of the financial covenants for each of your debt agreements and disclose the actual amounts versus the minimum/maximum amounts permitted under the financial covenants.  This disclosure will allow an investor to easily understand your current status in meeting your financial covenants and your presentation of Adjusted EBITDA, as applicable.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification and Question 10 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for guidance.  Please provide us with the disclosures you intend to include in future filings.

Response:

As of March 31, 2009 and December 31, 2008, the Company’s revolving credit facility was the only debt instrument outstanding that contained financial covenants. Adjusted EBITDA was not a direct financial covenant, but rather a step calculation in a broader liquidity covenant for which the Company had 11 to 1 coverage versus a covenant requirement of 1.5 to 1 as of March 31, 2009.  The Company terminated the revolving credit facility effective June 26, 2009 and established stand-by letter of credit facilities that no longer make the credit facility necessary for the Company.  As a result of terminating the facility, the Company has no financial covenants on which to report as there are no financial ratio covenants for any of the debt that is currently outstanding. The Company will discuss these changes and the current status of its liquidity in future filings and will remove the discussion of Adjusted EBITDA.

8.              Please tell us, with a view toward future disclosure, how the amended terms under the revolving credit facility have impacted your liquidity and indicate whether the reduction in the amount available for borrowing under the credit facility will increase your reliance upon other sources of liquidity.

Response:

Previously, the revolving credit facility was a component of the Company’s liquidity.  However, in the past two years the size of the facility has been reduced from over $1.1 billion to $200 million.  The Company has generated significant liquidity through positive cash flow generation and the issuance in April 2009 of $230 million in principal amount of 8.4 percent senior notes due 2017. Currently, the Company has over $700 million in cash and investments, with no public debt maturing for approximately three years. The Company considers its current liquidity to be more than adequate for the current size of its operations and foreseeable cash needs. Given current liquidity, the Company terminated the revolving credit facility effective June 26, 2009.

9.              Please tell us the current unused borrowing capacity under the credit facility, as of the most recent date practicable.

Response:

The Company had unused borrowing capacity of $123.6 million as of May 31, 2009, after deducting $76.4 of letters of credit outstanding against the line.

Critical Accounting Policies, page 30

Inventory Valuation, page 31

10.       In future filings please expand your disclosures to provide additional insight as to how you perform your impairment analysis under SFAS 144.  Please consider including the following:

•                  Please clarify how you determine which communities are tested for impairment.  You state that you assess inventory for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Please expand your discussion to state the types of events and circumstances that you believe indicate impairment.  Please address whether you look for these events and circumstances on a community level as well as how frequently you evaluate for these types of events and circumstances.

•                  Please disclose by segment and for each period presented (a) the number of communities tested for impairment during each period presented, (b) the number of communities you determined to be impaired during each period presented, and (c) the total number of communities which exist at the end of each period presented.  In this regard, we note that you disclose on a consolidated basis the number of communities with impairments recognized during the two fiscal years ended December 31, 2008, and the fair value of the inventory subject to impairments net of impairments with disclosure as to the percentage of the lots that were impaired by segment for the fiscal year ended December 31, 2008.  This disclosure will provide investors with a better understanding of the impairment charges you have recognized during each period presented.

•                  Please provide a discussion of the other factors considered to the extent that these factors were material to your estimates and assumptions in your undiscounted and discounted cash flow models.  For example, discuss the local economy and community factors that are considered when estimating the fair value of each community.

•                  Please provide us with the disclosure you intend to include in future filings.

Response:

In future filings, the Company will expand disclosure providing additional insight as to how it performs its impairment analyses under FAS 144 as follows:

In accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” inventory is reviewed for potential write-downs on an ongoing basis.  SFAS 144 requires that, in the event that impairment indicators are present and undiscounted cash flows indicate that the carrying amount of an asset is not recoverable, impairment charges are required to be recorded if the fair value of such assets is less than their carrying amounts.  The Company reviews all communities, on a quarterly basis, for changes in events or circumstances indicating signs of impairment. Examples of events or changes in circumstances include, but are not limited to: price declines resulting from sustained competitive pressures;

a change in the manner in which the asset is being used; a change in assessments by a regulator or municipality; cost increases; the expectation that more likely than not an asset will be sold or disposed of significantly before the end of its previously estimated useful life; or the impact of local or macro economic conditions such as employment or housing supply on the market for a given product. Signs of impairment may include but are not limited to: very low or negative profit margins; the absence of sales activity in an open community; and/or significant price differences for comparable parcels of land held for-sale.  If it is determined that the community indicators of impairment exist in a community, undiscounted cash flows are prepared at a community level based on expected pricing, sales, construction, local municipality fees, warranty, closing, carry and any other related costs or similar assets are analyzed to determine if the realizable value of assets held are less than the respective carrying amounts.  The Company’s analysis of these communities generally assumes current pricing equal to current sales orders for particular or comparable communities.  Once impaired, the Company’s determination of fair value and new cost basis is primarily based on discounting the estimated cash flows at a rate commensurate with inherent risks that are associated with assets.  Valuation adjustments are recorded against homes completed or under construction, land under development and improved lots when analyses indicate that the carrying values are greater than the fair values.

Communities impaired		YEAR ENDED DECEMBER 31,
	2008	2007	2006

North	40	20	6

South	35	30	1

Texas	8	5	1

West	39	48	10

	122	103	18

Total communities (selling, held for sale or future development)		YEAR ENDED DECEMBER 31,
	2008	2007	2006

North	87	119	126

South	125	151	163

Texas	93	99	93

West	35	54	82

	340	423	464

Outlook, page 32

11.       In future filings, please disclose what course(s) of action you propose to take in the future to achieve your stated goals of focusing on your liquidity and balance sheet and optimizing your operating performance.

Response:

The Company will add additional disclosure regarding actions it intends to take relating to its liquidity and balance sheet and optimizing its operating performance in future filings.

Consolidated Balance Sheets, page 35

12.       Please tell us your basis for presenting cash held in escrow and other restricted cash amounts with cash and cash equivalents.  Refer to Rule 5-02.1 of Regulation S-X and Section 203.02.b. of the Financial Reporting Codification for guidance.  Also, please explain how these amounts meet the criteria in paragraph 8 of SFAS 95 for purposes of presentation in the statements of cash flows.   Please expand future footnote disclosure to clarify the nature of the restrictions.

Response:

Cash held in escrow represents cash in transit from customers generated in the ordinary course of business to which the Company has sole legal right and which is actually received within 48 hours.  These are typically minor in magnitude. As of March 31, 2009 and December 31, 2008 cash held in escrow represented $468,000 and $3.8 million of the total cash and cash equivalents of $423.3 million and $534.0 million, respectively.  With respect to the criteria in paragraph 8 of SFAS 95, these amounts are highly liquid and readily convertible to known amounts of cash in the near term.

The Company’s restricted cash of $30.0 million represent compensating balances for letters of credit. Per Rule 5-02.1 of Regulation S-X, compensating balances that are maintained under an agreement to maintain future credit availability shall be disclosed in the footnotes.  In the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, we disclosed the restriction within in “Note A: Cash and Cash Equivalents” but not the agreement’s terms. In future filings, the Company will disclose the terms of the agreement and will consider separate line item disclosure on its Balance Sheets in future filings.

Note J:  Commitments and Contingencies, page 54

13.       Please revise your presentation of your product liability reserve roll forward to present the items required by paragraph 14 of FIN 45 in future filings.  Specifically, please separately present the additions related to warranties issued during the reporting period and the additions related to preexisting warranties.  Please also provide the tabular reconciliation for each of the three reporting periods presented.

Response:

In future filings, the Company will revise the presentation to separately present the additions related to warranties issued during the reporting period and the additions related to preexisting warranties and provide the tabular reconciliation for each of the three reporting periods presented.

14.       In future filings, please revise your disclosure regarding your various legal proceedings to address your conclusions regarding the materiality of these loss contingencies to your financial condition, results of operations and cash flows.  In this regard, we note your disclosure on page 12, which only addresses the materiality of your loss contingencies to your financial condition.  If there are any pending loss contingencies that are probable or reasonably possible of having a material impact to your results of operations, cash flows and/or financial position, please address the need for specific disclosure of those loss contingencies in accordance with paragraphs 9-10 of SFAS 5.

Response:

As of December 31, 2008, the Company had accrued for all material probable legal loss contingencies. The Company was not aware of any legal loss contingencies for which it had not accrued and additional disclosure was required by paragraphs 9-10 of SFAS 5. The Company will revise its disclosure in future filings to address its conclusions regarding the materiality of these loss contingencies to its financial condition, results of operations and cash flows.

Item 9A.  Controls and Procedures, page 65

15.       Please tell us why your disclosure in the second paragraph does not indicate that the committee ensures that the company’s disclosure controls and procedures meet the full definition set forth in Rule 13a-15(e).  We note that your quarterly report on Form 10-Q filed on May 6, 2009 contains the same disclosure.  Please confirm that your disclosure controls and procedures are effective at the reasonable assurance level with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are accumulated and communicated to your management including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Response:

The Company believes that its disclosure controls and procedures are effective at the reasonable assurance level with respect to controls and procedures designed to ensure that information required to be disclosed  in the reports that it filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are accumulated and communicated to the Company’s management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  We will revise the disclosure accordingly in future filings.

Item 15.  Exhibits, Financial Statement Schedules, page 68

16.       We note that you have omitted the schedules and/or exhibits to Exhibit 10.1, 10.6 and 10.38 which you incorporate by reference from the Form 8-K filed January 13, 2006, Form 8-K filed January 29, 2008 and Form 8-K filed March 6, 2006.  Please file a complete copy of each of the omitted schedules and exhibits for these exhibits.

Response:

The Company will file the complete copies of these exhibits, including the omitted schedules and exhibits with the next filing of the Annual Report on Form 10-K.

Exhibit 12.1

17.       In future filings, in which you provide this exhibit, please remove any ratios with less than one-to-one coverage and disclose the dollar amount of the deficiency.  Refer Instruction 2.A. to Item 503(d) of Regulation S-K for guidance.

Response:

In future filings, the Company will remove any ratios with less than one-to-one coverage and disclose the dollar amount of the deficiency.

Exhibits 31.1 and 31.2

18.       In future filings, please revise the certifications to include the language as exactly stated in Item 601(b)(31) of Regulation S-K.  We note in particular paragraph 4(d) of the certification.   Please also revise the certifications you provide in your quarterly report on Form 10-Q filed on May 6, 2009.

Response:

In future filings, the Company will revise the certifications to include the language as exactly stated in Item 601(b) (31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 13.  Commitments and Contingencies, page 17

19.       We note that there have been issues identified with homes built in Florida regarding the use of Chinese-made drywall.  We further note from news articles that some of the homes you have built in Florida are at risk for having used the Chinese-made drywall. Please confirm to us that you have determined it to be remote that this loss contingency will have a material impact to your consolidated financial statements including the factors you considered in reaching this conclusion.  Refer to paragraphs 8-10 of SFAS 5 for guidance.  Otherwise, please disclose the following in future filings, at a minimum:

•                  the number of homes that are at-risk for having the Chinese-made drywall;

•                  the number of homes that are confirmed to have the Chinese-made drywall;

•                  the amount accrued for each reporting period;

•                  the amount or range of reasonably possible loss as of the most recent period presented; and

•                  if you have been included as a defendant and/or responsible party to any lawsuits.

Please provide us with the disclosures you intend to include in future filings, as appropriate.

Response:

As of the filing of the Quarterly Report on Form 10-Q for the period ended March 31, 2009, the Company had accrued for its exposure to Chinese-made drywall within its warranty reserves as there was no related litigation filed and the Company has agreed to repair the homes.  The potential of additional losses having a material impact on the Company’s financial statements was deemed remote due to the limited magnitude of known problem homes (30 to 40 homes), the limited number of communities impacted and the fact that known issues had been accrued for.   The Company will continue to monitor existing and any new claims and consider disclosure, if appropriate.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23.

Financial Condition and Liquidity, page 34

20.       In future filings please continue to disclose the amount the borrowing base limitation covenant restricts as your borrowing capacity and the portion of this amount that is available to borrow without violating any financial covenants.  Refer to your disclosure on page 48 of the fiscal year 2008 Form 10-K.

Response:

Please see comments in the response to comment # 7.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 9

Compensation Governance, page 9

21.       Please identify the compensation components you used to benchmark the company’s compensation plan, disclose the selected targeted parameters (if any) for setting your executives’ compensation and specify where actual payments fall within the targeted parameters.

Response:

The following revision of the third paragraph of the section entitled “Compensation Governance” from page 9 of the 2009 Proxy Statement together with the additional paragraph that follows this revised paragraph provides the requested additional disclosure.  We are prepared to add comparable disclosure to the Compensation Discussion and Analysis of our Proxy Statement in the future.

The Compensation Committee utilizes independent research provided by an external compensation consultant, the POE Group Inc., and comparative compensation data for similarly situated business organizations and Ryland’s peer group of national publicly-held homebuilders in order to perform its function and benchmark Ryland’s compensation plans and programs.  Comparative compensation and benefit information for the Board of Directors, senior executives and managers is examined annually.  A variety of external compensation sources and data are used, which include industry specific and general compensation surveys and compensation information extracted from our competitors’ proxy statements.  The general compensation survey information is provided by companies such as Analytical Consulting Companies, Mercer, Watson Wyatt, Pearl Meyer and the National Association of Corporate Directors.  The national homebuilder peer group companies we specifically track include: Beazer Homes USA, Inc., Centex Corporation, D.R. Horton, Inc., Hovnanian Enterprises, Inc., KB Home, Lennar Corporation, Meritage Homes Corporation, M.D.C. Holdings, Inc., NVR, Inc., Pulte Homes, Inc., Standard Pacific Corp. and Toll Brothers, Inc.  These companies were selected for comparison due to their similarity to Ryland in marketplace and principal business, and because they are our competition in the hiring and retention of senior executives and managers.

We annually review all components of our executive compensation system including base salary, annual bonus incentives, long-term incentives and retirement. We also gather information and data related to compensation for our Board of Directors.  We do not have specific target parameters for each component of our executive compensation system but set the target elements of these components based on our overall compensation strategy.  The compensation strategy is modified and revised as our financial goals and performance targets are adjusted and modified to maintain a competitive and responsive executive compensation program.  This program also incorporates decisions based on industry performance, short-term goals, long-term goals, and external compensation data and information.  This means that our compensation strategy changes as our business changes.  The actual payments to executives within our overall executive compensation program have generally fallen within the third quartile of the executive compensation programs and surveys utilized in the analysis we undertake in the establishment of our plans and programs.  Given that homebuilding is a volatile industry and recognizing the impact of the recent economic downturn, we continue to modify our compensation plans and programs to account for changes in the business environment.

Executive Compensation Philosophy, page 11

22.       Please tell us in greater detail, with a view toward future disclosure, how the compensation of your named executive officers is structured to reflect their individual performances or contributions to items of your performance.  See Item 402(b (2)(vii) of Regulations S-K.

Response:

To provide the requested disclosure, we propose to add the following as an additional paragraph within the section entitled “Executive Compensation Philosophy” of the Compensation Discussion and Analysis for future Proxy Statements, modified as appropriate for future circumstances:

Generally, the compensation of our named executive officers is determined by Ryland’s overall financial performance.  We typically focus on a few key financial metrics to measure performance, such as adjusted consolidated earnings before taxes, net cash provided by operating activities and return on equity in determining  awards and payments from our annual and long-term incentive plans to keep our compensation plans easily understandable and all participants motivated by a common goal.  Ryland does not use specific, individual performance measures for each of its executives.  In promoting the key financial metrics we have selected to drive our executive compensation programs, we maintain a collective focus on the success of Ryland which is directly determined by the individual management, leadership and decision making efforts and activities of our named executive officers.

The corporate and operational named executive officers direct their individual performances and contributions to influencing the achievement of Ryland’s net income, earnings before taxes and cash provided by operating activities as well as maximizing Ryland’s return on equity.  The named executive officers are directly involved in the decisions and transactions that determine the financial performance of Ryland.  For example, they are involved in the land transactions as well as the financing or operational strategies that directly impact the amount of cash that Ryland is able to generate.  The operational named executive officers are providing direction and making decisions that directly affect the amount of earnings and cash realized by the operating activities they manage.

Ryland’s long-term incentive programs in the form of equity awards or cash awards provide compensation to executives based on the collective success of Ryland’s business enterprise.  The named executive officers directly influence Ryland’s financial and business performance which is a key driver of Ryland’s common stock value.  In particular, the strategic and operational decisions in which each of the named executive officers participates determines how Ryland’s performance compares to its homebuilding peer group.  This relative performance is highly influential in the valuation by investors of Ryland’s common stock.  Additionally, the initial vesting of the equity awards to the named executive officers is determined based on the achievement of the targeted levels of net cash provided by operating activities.

In connection with the cash award potential of Ryland’s long term incentive program, entitled the “TRG Incentive Plan,” the same strategic decisions discussed previously and their implementation, in which the named executive officers are directly involved, result in the financial performance that determines Ryland’s return on equity.  Ryland’s return on equity performance is measured comparatively to the Fortune 500 and the homebuilding peer group to calculate any cash awards that are provided pursuant to the TRG Incentive Plan.  The impact and guidance of the named executive officers on decisions related to marketing and land inventory strategies and financial and capital planning as well as the implementation of Ryland’s business plans and operational programs directly determines the performance measurements that factor into Ryland’s return on equity calculation.

23.       Please tell us, with a view toward future disclosure, why you structured your compensation plan so that the executives’ annual incentive bonuses would be based on net cash provided by operating activities in the event that the company’s adjusted consolidated earnings before taxes was less than $125 million.  Please explain what factors you considered in making this change to the structure of the annual bonus incentive program.

Response:

Given the challenges currently facing the homebuilding industry, and as referenced in the 2009 Proxy Statement on page 10, targeted cash generation is a particularly important performance measurement given the current economic environment and Ryland’s need to conservatively manage and preserve our cash resources.  With the difficulty in accessing capital and preserving lines of credit, the maintenance of cash reserves to fund the acquisition of land inventory needed for the future growth of the business and to provide flexibility in capital planning is a key component of the homebuilding companies that are demonstrating survivability through this housing downturn.  As a result, the Compensation Committee decided to determine payments in connection with the annual bonus incentive program for executives based on Ryland’s net cash provided by operating activities as contained in Ryland’s Consolidated Statement of Cash Flows.

The targeted amount of net cash provided by operating activities to achieve a maximum payment of the annual bonus incentive is based on a composite of projections related to an achievement of Ryland’s business plan, the planned and targeted liquidation of land inventory, and maximizing the performance of the homebuilding operation in light of current economic and market conditions.  The Compensation Committee set a cash generation target that, if met, provides a significant benefit to Ryland and its stockholders and rewards the executives for their participation in achieving this target.

Equity Incentive Plan, page 12

24.       In future filings, please disclose how you determine the number of restricted stock units to award to each executive.

Response:

Generally, we seek to provide competitive levels of equity awards which both align the interest of our executives with those of our stockholders in maximizing the value of our common stock while judiciously managing the cost and dilution that results from these equity awards.  Recently, we have increased the levels of equity awards to executives who have contributed to the success of Ryland in order to maintain the stability of our executive team as Ryland manages through the currently challenging homebuilding environment.  Given the objective of retaining valuable executive talent and maintaining the stability of the management team with a history of success, the Compensation Committee has increased equity awards to executives as an effective means of offsetting the impact of the reduced payments under Ryland’s other long-term incentive plan, the TRG Incentive Plan.  We review competitive compensation data in order to establish the appropriate level of equity awards provided to executives relative to the overall executive compensation program.  The general decline in stock value within the homebuilding industry has necessitated increasing the level of restricted stock awards to executives to maintain an appropriate balance of equity compensation relative to the overall executive compensation program.  We will as appropriate add disclosure to this effect in future filings.

TRG Incentive Plan, page 13

25.       In future filings, please disclose the information regarding the calculation of the two external metrics and the potential payouts that you provide in the “Grants of Plan-Based Awards in 2008” on page 20 and in your discussion under “TRG Incentive Plan” on page 23.  Please also disclose the return on equity target, the formula used to calculate the return on equity target and the award targets for each named executive officer.  Alternatively, provide a detailed supplemental analysis supporting your conclusion that disclosure of the return on equity target is not required because it would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K.  Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Here, please include appropriate disclosure that addresses the relationship between historical and future achievement and discussion of the extent to which the Committee set the incentive parameters based upon a probability that the performance objectives would be achieved.  See Instruction 4 to Item 402(b) of Regulation S-K.

Response:

In future filings, we will add additional disclosure to the section entitled “TRG Incentive Plan” of the Compensation Discussion and Analysis of our Proxy Statement which will read as follows and provide the return on equity target, the formula used to calculate the return on equity target and the award targets for each named executive officer:

Each of the named executive officers is entitled to participate in the TRG Incentive Plan.  At its February 2008 meeting, the Compensation Committee approved performance goals for the grant of awards for 2008 based on two return on equity targets. Awards under the TRG Incentive Plan are expressed as a percentage of the named executive officer’s base salary.  Return on equity targets are set by two comparison metrics.  These comparison metrics are measured against Ryland’s comparable performance. There is a threshold for performance awards under the TRG Incentive Plan which is 75 percent of the return on equity targets.

The first comparison metric is the most recent three-year median return on equity performance for which information is available for Fortune 500 industrial companies.  The first return on equity target to establish 50 percent of the target awards for the 2008 plan year was 15.2 percent.  This first comparison metric is measured against Ryland’s three-year average return on equity using the three most recent fiscal years of 2006, 2007 and 2008 which was negative 10.4 percent.  There is no payment associated with this 50 percent of the award target because Ryland did not achieve the threshold return on equity target of 75 percent of the first comparison metric.

The second comparison metric is the average of the most recent three-year return on equity performance of ten of Ryland’s comparative public homebuilding peer group companies.  The second return on equity target to establish the remaining 50 percent of the target awards for the 2008 plan year was negative 20.7 percent.  This second comparison metric is measured against Ryland’s three-year average return on equity using the three most recent fiscal years of 2006, 2007 and 2008 which was negative 10.4 percent. As a result of this comparison, which shows Ryland’s results as 199 percent of this second comparison metric, Ryland did exceed the threshold level of the return on equity target for a payment of 50 percent of the award target and 99.6 percent of the award target was paid to participants under the TRG Incentive Plan.

Target award payments are based on a percentage of base salary.  Mr. Dreier has an award target of 150 percent of base salary, Mr. Nicholson has an award target of 125 percent of base salary, Mr. Milne has an award target of 110 percent of base salary, Mr. Bass has an award target of 80 percent of base salary and Mr. Schreiner has an award target of 90 percent of base salary.

Policy Regarding Stockholder Approval of Severance Agreements, page 16

26.       We note that certain executive officers are entitled to receive substantial payments in connection with the change-in-control provisions in their severance agreements.  Please describe and explain how you determined the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements.  Also, discuss how these arrangements fit into your overall compensation objectives and affect the decision you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Response:

With the retirement of Mr. Dreier on May 29, 2009, the only outstanding agreements that provide payments in the event of a “change of control” of Ryland are the Senior Executive Severance Agreements that Ryland entered into with its executive officers.  These are the agreements discussed on pages 34 and 35 of the 2009 Proxy Statement.  As stated in the Proxy Statement, the Senior Executive Severance Agreements provide executive officers upon a “termination of employment” during a “change of control period” (hereinafter referred to as a “triggering event”) with the payment of two times their highest “annual compensation” for any of the three years prior to termination.  Upon the occurrence of a “triggering event,” the former executive officer also receives two years of participation in the life, accident and health insurance, employee welfare benefit, executive medical reimbursement and other benefit plans in which they participated prior to termination.  Additionally, the executive officers’ unvested awards under the TRG Incentive Plan and Equity Incentive Plan as well as their unvested retirement benefit under the Senior Executive Supplemental Retirement Plan become vested upon a “triggering event.”  Finally, certain executive officers have the opportunity to receive a lump sum cash payment to provide for outplacement assistance.  The only circumstance that would trigger the obligation to provide the foregoing payments and benefits to an executive officer is a “termination of employment” during a “change of control period.”  At the time that Ryland entered into these agreements with its executive officers, it was determined that two years of “annual compensation” and benefits was an appropriate level of remuneration to provide executives in the event of a “change of control” of Ryland and a termination of their employment.  We believe that these payments and benefits are consistent with the level and types of payments and benefits provided to executives of comparable companies.  Two years of payments and benefits at current compensation levels provide the executive with the protection of continued compensation during a period in which they are given adequate time to replace their employment and/or determine how they will financially provide for their dependents and other obligations.  Additionally, a program at this level is intended to enhance the stability of the executive management team and promote executive retention during the period of transition associated with a “change of control.”

The homebuilding industry has experienced continual consolidation activity over the last ten years.  We believe that “change of control” agreements are important for senior executives so they remain objective in considering a potential sale to or merger with a competitor.  This permits senior executives to make decisions that enhance shareholder value.  “Change of control” arrangements assist management in remaining engaged both before and during an impending transaction and ensure the continuity of management after a “change of control” occurs.

While the senior executive severance arrangements are a material part of our overall retention objectives for our senior executive officers, and are an important competitive aspect of our compensation plans, they are not key factors in determining compensation levels for our executive officers.  Decisions about compensation levels within the executive compensation program are made independently and based on the competitive and market environment that currently exists for the executive compensation programs that are comparable to Ryland’s programs.  Our decisions regarding the compensation elements and the rational for decisions made in connection with our executive compensation program are made independent of the severance program for senior executives, which is designed to address a termination of employment in the event of a “change of control” of Ryland.

Director Compensation, page 36

27.       Please disclose, or indicate where you have already provided, the aggregate number of stock awards outstanding at fiscal year end.  Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response:

We generally have provided this information within the second paragraph of footnote 1 to the Beneficial Ownership Table on page 5 of the 2009 Proxy Statement.  We will repeat this information regarding “the aggregate number of option awards outstanding at fiscal year end” in accordance with the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K in future Proxy Statements.  The stock awards pursuant to Ryland’s current Non-Employee Director Stock Plan vest and are paid at the time of grant and are, therefore, not outstanding.

* * * *

As requested by the Staff, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff  comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this filing, please contact Gordon A. Milne, Executive Vice President and Chief Financial Officer of the Company, by telephone at (818) 223-7510 or by fax at (818) 223-7640.

Thank you for your attention.

Sincerely,

Gordon A. Milne
Executive Vice President and
Chief Financial Officer

cc:	Tracey Houser, Staff Accountant
Division of Corporation Finance